Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Karyopharm Therapeutics Inc. for the registration of up to $300,000,000 of its debt securities, common stock, preferred stock, warrants and/or units and to the incorporation by reference therein of our reports dated February 17, 2023, with respect to the consolidated financial statements of Karyopharm Therapeutics Inc., and the effectiveness of internal control over financial reporting of Karyopharm Therapeutics Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 17, 2023